UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLARUS CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

182707109

(CUSIP Number)

Robert R. Schiller Schiller Gregory Investment Company, LLC 3940 Alhambra Drive West Jacksonville, FL 32207
Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2010

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 182707109	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Schiller Gregory Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,256,429
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,256,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,256,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 182707109	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Robert R. Schiller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,260,829 (Excludes 500 shares benefically owned by the Reporting Person's spouse, see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,260,829 (Excludes 500 shares benefically owned by the Reporting Person's spouse, see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,829 (Excludes 500 shares benefically owned by the Reporting Person's spouse, see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 182707109	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (“Common Stock”), of Clarus Corporation (“Clarus” or the “Company”), a Delaware corporation.

The principal executive office of the Company is located at: 2084 East 3900 South, Salt Lake City, Utah 84124.

Item 2.  Identity and Background

(a)
This Schedule 13D is being filed by Robert R. Schiller (“Mr. Schiller”) and Schiller Gregory Investment Company, LLC, a Florida limited liability company (“SGIC”) (collectively referred to as the “Reporting Persons”).  Mr. Schiller is the sole manager of SGIC.

(b)	The business address of each of the Reporting Persons is: 3940 Alhambra Drive West, Jacksonville, FL 32207.

(c)	(i) The present principal occupation of Mr. Schiller is serving as Executive Vice Chairman of the Board of Directors of Clarus Corporation.

(ii)           SGIC is a private entity controlled by Mr. Schiller.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	SGIC is organized under the laws of the State of Florida. Mr. Schiller is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source of consideration for the 1,256,429 beneficially-owned shares held by SGIC, over which Mr. Schiller has sole voting and dispositive power, is a portion of SGIC’s interest in Gregory Mountain Products, Inc. (“Gregory”). The source of consideration for the remaining shares reported herein as beneficially owned by the Reporting Persons is the personal funds of Mr. Schiller; such shares were purchased in open market transactions at prevailing market rates.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

CUSIP No. 182707109	13D	Page 5 of 7 Pages

Item 4.  Purpose of Transaction

On May 28, 2010, simultaneously with its acquisition of Black Diamond Equipment, Ltd. (“Black Diamond”), the Company acquired Gregory pursuant to an Agreement and Plan of Merger dated May 7, 2010 (the “Gregory Merger Agreement”).  In connection with the closing of the Gregory acquisition, SGIC, a stockholder of Gregory, received, as partial consideration for its interest in Gregory, 1,256,429 unregistered shares of Common Stock, which the Company has agreed to register as soon as reasonably practicable after the closing and which are subject to a two-year lock-up agreement prohibiting the transfer of the shares.

The foregoing description of the lock-up agreement and the Gregory Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the lock-up Agreement and the Gregory Merger Agreement. A copy of the form of lock-up agreement is included as Exhibit 10.11 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2010, and incorporated herein by reference.  A copy of the Gregory Merger Agreement is included as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2010, and incorporated herein by reference.

The Reporting Persons may review their investment in the Company on a continuing basis, and to the extent permitted by law, may engage in discussions with other stockholders and/or with management and other members of the Board of Directors of the Company concerning the business, operations or future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to their legal obligations, in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Company or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer

(a), (b) and (c). As of the date of this Schedule 13D, Mr. Schiller may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of, and has the sole power to direct the vote and disposition of 1,260,829 shares of Common Stock, constituting approximately 5.8% of the outstanding shares of Common Stock, which is comprised of: (i) 2,000 shares of Common Stock held directly by Mr. Schiller through an IRA account; (ii) 1,256,429 shares of Common Stock held by SGIC, of which Mr. Schiller is the sole manager, that are subject to a two year lock-up agreement restricting transfer; (iii) 1,200 shares of Common Stock that Mr. Schiller may be deemed to beneficially own as UTMA custodian for his children; and (iv) 1,200 shares of Common Stock held by Schiller Family Foundation, Inc., of which Mr. Schiller is the President, and has the power to vote and dispose of such shares.

The amount reported above as being beneficially owned by Mr. Schiller excludes 500 shares of Common Stock that are beneficially owned by Mr. Schiller’s spouse through an IRA account, as to all of which he disclaims any beneficial ownership.

The percentage of Common Stock reported as beneficially owned is based upon 21,557,234 shares of Common Stock outstanding as of May 28, 2010, consisting of (i) the 17,366,747 shares of Common Stock reported as outstanding as of April 22, 2010 in the Company’s most recent report on Form 10-Q for the quarter ended March 31, 2010, filed with the Securities and Exchange Commission on May 10, 2010; (ii) 3,706,720 shares of Common Stock issued by the Company in connection with the Company’s acquisition of Gregory on May 28, 2010; and (iii) 483,767 shares of Common Stock issued by the Company in a private placement to certain accredited investors who were shareholders of Black Diamond on May 28, 2010.

CUSIP No. 182707109	13D	Page 6 of 7 Pages

Except as described herein with respect to the shares of Common Stock held by SGIC, no transactions in the shares of the Company’s Common Stock have been effected by the Reporting Persons during the last 60 days.

(d). No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

(e).  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the agreements identified in Item 4 above is incorporated herein by reference into this Item 6.

Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of June 7, 2010 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference in its entirety in this response to Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated June 7, 2010, by and among the Reporting Persons.

Exhibit 2	Form of Lock-up Agreement dated May 28, 2010 (incorporated by reference to Exhibit 10.11 of the Company’s Form 8-K filed with the Securities and Exchange Commission on June 4, 2010).

Exhibit 3
Agreement and Plan of Merger, dated as of May 7, 2010, by and among Clarus Corporation, Everest/Sapphire Acquisition, LLC, Everest Merger I Corp., Everest Merger II, LLC, Gregory Mountain Products, Inc., Kanders GMP Holdings, LLC and Schiller Gregory Investment Company, LLC (incorporated by reference to Exhibit 2.2 of the Company’s Form 8-K filed with the Securities and Exchange Commission on May 10, 2010).

CUSIP No. 182707109	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2010

/s/ Robert R. Schiller
Robert R. Schiller

SCHILLER GREGORY INVESTMENT COMPANY, LLC

By:	/s/ Robert R. Schiller
Name:	Robert R. Schiller
Title:	Sole Manager